SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 1-7196

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

(Full Title of the Plan)

222 Fairview Avenue North, Seattle, WA  98109

(Address of the Plan)

CASCADE NATURAL GAS CORPORATION

222 Fairview Avenue North, Seattle, WA  98109

(Name and Address of the Issuer of Securities Under the Plan)

Cascade Natural Gas
Corporation Employee
Retirement Savings
Plan and Trust

Financial Statements for the
Years Ended December 31, 2003 and 2002,
Supplemental Schedules for the
Year Ended December 31, 2003, and
Independent Auditors’ Report

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

TABLE OF CONTENTS

INDEPENDENT AUDITORS’ REPORT

FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
DECEMBER 31, 2003:

Schedule of Assets Held for Investment

Schedule of Reportable Transactions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension Committee

Cascade Natural Gas Corporation

Employee Retirement Savings Plan and Trust

Seattle, Washington

We have audited the accompanying statements of net assets available for benefits of the Cascade Natural Gas Corporation Employee Retirement Savings Plan and Trust (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with standards of the Public Company Accounting Oversight Board (United States).

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 2003, and of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

May 28, 2004

Member of Deloitte Touche Tohmatsu

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS:
Investments—at fair value:
Mutual funds	$19,947,305	$14,907,527
Cascade Natural Gas Corporation common stock fund	7,056,846	7,009,486

	27,004,151	21,917,013

Due from broker for securities sold	11,157

NET ASSETS AVAILABLE FOR BENEFITS	$27,015,308	$21,917,013

See notes to financial statements.

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

ADDITIONS:
Contributions:
Employee	$1,718,572	$1,658,835
Employer	994,817	819,303
Investment income	553,568	536,276
Net realized and unrealized appreciation (depreciation) of investments	3,352,300	(4,178,323)

	6,619,257	(1,163,909)

DEDUCTIONS—Benefit distributions	1,520,962	1,647,617

NET ADDITIONS (DEDUCTIONS)	5,098,295	(2,811,526)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	21,917,013	24,728,539

End of year	$27,015,308	$21,917,013

See notes to financial statements.

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.                      DESCRIPTION OF THE PLAN

The following brief description of the Cascade Natural Gas Corporation Employee Retirement Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan was established on January 1, 1991, and is a qualified defined contribution plan. All employees of Cascade Natural Gas Corporation and subsidiaries (the “Company”) (the “Plan Sponsor”) are eligible to participate in the Plan after completion of one year of employment in which the employee rendered no less than 1,000 hours of qualified service and was at least 21 years of age. The Plan is administered by the Pension Committee appointed by the Company’s Board of Directors. Putnam Fiduciary Trust Company (“Putnam”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Under the provisions of the Plan, participants may contribute up to the maximum annual amounts allowable by the Internal Revenue Service (“IRS”).  The Company’s matching contribution equals 75% of the employee’s contribution, up to a maximum of 6% of eligible compensation.  Of the total amount matched, one-third is matched in the form of Cascade Natural Gas Corporation stock.  The remaining two-thirds is invested in any of the fund options at the direction of the participant.  For eligible nonunion employees, a 4% of eligible compensation, non-elective Company contribution began October 1, 2003; a transition contribution of 1% to 4% based on age and service commenced October 1, 2003; a profit sharing component based on fiscal year Company profits was added to the Plan October 1, 2003; and the match was reduced from 75% to 50% of eligible contributions, up to 6% of eligible pay, with no Company stock match, effective July 1, 2003. As the Cascade Natural Gas Stock Fund includes both participant-directed and nonparticipant-directed contributions, and the amounts are not separable, the disclosures in Note 6 include the entire balance of that fund.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants’ voluntary contributions and employer matching contributions are 100% vested at all times.

Loans—The Plan does not allow for participants to make loans from their contributions, unless they are qualifying hardship withdrawals.

Investment Funds—A participant may direct the investment of his or her account balances and contributions to any one or more of the available investment funds as well as Company stock.

Benefit Distributions—On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s account. To the extent any account under the Plan is invested in Company stock, it will be distributed in whole shares of such stock and cash for fractional shares. To the extent any account under the Plan is invested in mutual funds, it will be distributed to the participant or surviving spouse in cash or rolled in-kind if so requested to another plan; distribution of such accounts to other death beneficiaries shall be in cash only. Participants who terminate employment prior to reaching retirement age may defer receipt of the distribution until normal retirement age if the account balance has ever exceeded $5,000. Account balances that have never exceeded $5,000 will be distributed as soon as practicable after employment terminates. Participants’ voluntary contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan.

Termination of the Plan—The Company reserves the right to discontinue contributions or terminate the Plan at any time. In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and nonforfeitable. Upon termination of the Plan, the Company may either liquidate the trust or continue it to pay benefits as they mature. If the trust is liquidated, the net assets, after payment of expenses, will be allocated among participants and beneficiaries in proportion to their interests.

2.                      SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting—The accounts of the Plan are maintained on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Valuation of Investments—Investments, except for the S&P 500 Index Fund, are recorded at quoted market prices. There is no active market for the S&P 500 Index Fund. The S&P 500 Index Fund is recorded at estimated fair value based on the net asset value of the units of the fund. Purchases and sales of securities are recorded on a trade-date basis. Dividends and interest income from investments are recorded as earned on an accrual basis and allocated to participants based upon participants’ proportionate investment in each fund. The Plan presents in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments, from the beginning of the Plan year or the date of purchase, whichever is later.

Administrative Expenses—Costs of administering the Plan are paid by the Company.

Payment of Benefits—Benefits are recorded when paid.

3.                      FEDERAL INCOME TAXES

The IRS has determined and informed the Company by a letter dated January 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC; however, the Company has filed a request for a new determination letter from the IRS.

4.                      INVESTMENTS

A summary of investments, all of which represent 5% or more of the Plan’s net assets at December 31, is as follows:

	2003	2002

Cascade Natural Gas Corporation common stock fund	$7,056,846	$7,009,486
Mutual funds:
Putnam Fund for Growth and Income*	2,692,056	2,197,989
Putnam Voyager Fund*	5,307,239	5,003,003
PIMCO Total Return	2,800,082	1,934,416
Putnam Money Market Fund*	2,110,627	2,146,094
Putnam International Equity Fund*	2,562,043	2,137,861
Growth Fund of America	1,439,146

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,352,300 as follows:

Investments at fair value as determined by quoted market price:
Cascade Natural Gas Corporation common stock fund	$362,709
Mutual funds	2,879,599

Investments at estimated fair value:
Putnam S&P 500 Index Fund*	109,992

$3,352,300

*Party-in-interest

5.                      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Investments, Inc., the parent company of Putnam. Putnam is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, as the plan holds investments in common stock of the Plan Sponsor, these transactions qualify as party-in-interest transactions.  All administrative fees paid to Putnam were paid by the Company.

6.                      NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the assets and the changes in net assets related to the Cascade Natural Gas Stock Fund, which includes both participant-directed and nonparticipant-directed contributions, is as follows:

	2003	2002

Assets available for benefits—January 1	$7,009,486	$7,849,823

Employee contributions	168,299	193,248
Employer contributions	290,929	335,335
Investment income	328,948	403,981
Net realized and unrealized appreciation of investments	362,709	(776,760)
Benefit distributions	(338,855)	(484,083)
Transfers	(764,670)	(512,058)

Assets available for benefits—December 31	$7,056,846	$7,009,486

7.                      SUBSEQUENT EVENTS

During June 2004, the Company elected to change the plan’s trustee Putnam Investments to Diversified Investment Advisors Inc.

*  *  *  *  *  *

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT

DECEMBER 31, 2003

Issuer	Description	Shares	Fair Value
Cascade Natural Gas Corporation*	Common stock	334,606	$7,056,846
Putnam*	Fund for Growth and Income	152,094	2,692,056
Putnam*	Investors Fund	75,332	842,211
Putnam*	Voyager Fund	334,842	5,307,239
Putnam*	S&P 500 Index Fund	19,637	545,517
Putnam*	International Equity Fund	124,010	2,562,043
Putnam*	Money Market Fund	2,110,627	2,110,627
Putnam*	Small Cap Value Fund	25,517	429,457
Putnam*	Equity Income Fund	26,932	423,913
American Funds	Growth Fund of America	58,645	1,439,146
American Funds	Europacific Growth	6,445	194,700
Washington Mutual	Investors Fund	6,528	187,887
PIMCO	Small Cap Value Fund	16,458	412,427
PIMCO	Total Return	261,446	2,800,082

			$27,004,151

*Party-in-interest

CASCADE NATURAL GAS CORPORATION

EMPLOYEE RETIREMENT SAVINGS PLAN AND TRUST

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2003

	Number of Transactions	Purchase Price	Selling Price	Cost of Assets	Net Gain (Loss)

Series of transactions:
Putnam Voyager Fund*	99		1,580,271	2,036,500	(456,229)
Cascade Natural Gas Stock*	111		1,348,690	1,158,434	190,256
Putnam Money Market Fund*	191	1,406,875		1,406,875
Putnam Money Market Fund*	68	1,442,525	1,442,525
Growth Fund America	82	1,384,705		1,384,705
Pimco Total Return Fund	186	1,472,958		1,472,958

* Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CASCADE NATURAL GAS CORPORATION
EMPLOYEE RETIREMENT SAVINGS
PLAN AND TRUST

DATE:	June 18, 2004	/s/ J. D. Wessling

J. D. Wessling, Trustee